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                         November 14, 2022

       Ari Segal
       Chief Executive Officer
       Games & Esports Experience Acquisition Corp.
       7381 La Tijera Blvd.
       P.O. Box 452118
       Los Angeles, CA 90045

                                                        Re: Games & Esports
Experience Acquisition Corp.
                                                            Form 8-K filed
November 10, 2022
                                                            File No. 001-41113

       Dear Ari Segal:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.
 Ari Segal
FirstName LastNameAri  SegalAcquisition Corp.
Games & Esports  Experience
Comapany 14,
November  NameGames
              2022     & Esports Experience Acquisition Corp.
November
Page 2    14, 2022 Page 2
FirstName LastName
Form 8-K filed November 10, 2022

General

1. Please revise to include the date of the conclusion regarding the non-reliance of the financial statements covered that should no longer be relied upon. Refer to Item
         4.02(a)(1) of Form 8-K Official text.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Babette Cooper at 202-551-3396 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction